FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 25, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	ABN AMRO to sell futures business to UBS, May 25, 2006
2.	KBC finalises acquisition of K&H Bank (Hungary), May 30, 2006
3.	ABN AMRO to acquire additional 3.86% in Banco ABN AMRO Real from Banca Intesa, June 12, 2006

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-89136 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: June 12, 2006	By:	/s/ H.W. Nagtglas Versteeg

		Name:	Mr. H.W. Nagtglas Versteeg
		Title:	Company Secretary

	By:	/s/ R.B. Boon

		Name:	R.B. Boon
		Title:	Head of Group Communications

Item 1

Amsterdam, May 25 2006

ABN AMRO to sell futures business to UBS

ABN AMRO today announced that it has agreed to sell its Global Futures business to UBS for an initial consideration, subject to meeting certain closing conditions, of USD 386 mln. Closing is expected towards the end of the third quarter, and further information with regard to the final consideration, net gains and capital release will be provided at that time.

The sale follows a strategic review of the futures business which found that this activity is not core to ABN AMRO’s group strategy. We serve a broad range of clients, but our strategic focus is on the mid-market segment where we can best leverage our local intimacy and global presence. The futures business offered limited business opportunities with that core client base.

The Global Futures business offers execution, clearing and related services for exchange-traded futures and options contracts. The sale will not affect ABN AMRO’s derivatives capabilities - increasing derivatives revenues remains a key driver for the Bank.

The sale is subject to consultation with the appropriate employee representatives and closing is contingent on, among other things, the approval of the relevant supervisory authorities.

- - -

Media enquiries:
Piers Townsend	+ 44 20 7678 8244	(Europe)
Shawn Platt	+ 1 312 904 7240	(US)
Anna Langford	+ 852 2700 5251	(Asia)
Investor Relations:	+ 31 20 628 7835

Notes to editors:
ABN AMRO’s Global Futures business was formed when ABN AMRO acquired Chicago Corporation’s futures business in 1996 and Citibank’s futures business in 1997. With offices in major financial centres, the business has continued to expand in recent years.

ABN AMRO
Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 975.1 bln (as at 31 March 2006). It has over 3,500 branches in more than 60 countries and territories, and has a staff of about 105,000 full-time equivalents worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange.

Item 2

Joint press release

• • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • •

30 May 2006

KBC finalises acquisition of K&H Bank (Hungary)

Brussels/Budapest - As announced on 12 December 2005 and after receiving official approval from the Hungarian supervisory authority, KBC completed the deal on 29 May 2006 to acquire ABN Amro’s entire 40.2% shareholding in Hungarian Kereskedelmi és Hitelbank (K&H Bank), raising KBC’s current shareholding from 59.4% to 99.6% .
As planned, KBC Bank paid 510 million euros for the 40.2% stake, which is set to make an immediate positive contribution to profit.
At the same time, KBC also completed the acquisition of the remaining 1.2% shareholding in K&H General Insurance owned by a number of minority shareholders. As a result, KBC is now the sole owner of K&H General Insurance.

By acquiring virtually complete ownership of K&H Bank, KBC is reaffirming its long-term commitment towards that institution. It will take an even more active role in the management and day-to-day running of K&H Bank with a view to underpinning the future expansion of this company and to exploiting group synergies to the full. Working together with the senior executives and staff of K&H Bank, KBC is aiming to strengthen K&H Bank’s market position and results, so that it can become a leading Hungarian bancassurer. Thanks to K&H, KBC has a well-developed, efficient branch network on the Hungarian market. Recently, the decision was taken to open another thirty branches. The bancassurance concept for the retail and SME customer segments can continue to be developed to the full, in co-operation with K&H Life and K&H General Insurance. (KBC recently set up a country team for Hungary, which – headed by Marko Voljc, the current CEO of K&H Bank – will manage the separate Hungarian banking and insurance businesses as a single entity. Similar country teams have also been established for the other Central European countries where KBC is active. They will report to Jan Vanhevel, CEO of the Central Europe Business Unit).

The acquisition of K&H Bank fits in with KBC’s long-term commitment to its Central and Eastern European home market and will consolidate its position as one of the biggest investors in the region. KBC is aiming to expand in those Central and Eastern European markets where it already has a presence. It plans to do so by speeding up organic growth and by buying out existing minority shareholders, wherever possible (as recently was the case with the Polish insurer, TuiR Warta).

The KBC press releases are available on www.kbc.com.	1/2

Note for the Editor:

About K&H Bank:

K&H Bank is the second largest financial institution in Hungary, with a market share of 11.1% and total assets of 7 768 million euros (1 942 billion Hungarian forint at year-end 2005). K&H Bank’s capital and reserves come to 624 million euros (156 billion Hungarian forint at year-end 2005). Net profit for 2005 came to 70.8 million euros (17.7 billion forint).

The bank focuses on retail bancassurance, asset management and corporate banking activities. With 3 863 employees (full-time equivalents at year-end 2005) and around 160 bank branches, K&H offers general banking services, including corporate banking, retail banking, brokerage, life insurance, asset and fund management, leasing, pension fund and insurance services.

KBC is already present in the Central and Eastern European bank and insurance sector via SOB Bank, SOB Pojišovna, SOB Poisova (Czech Republic and Slovakia); K&H Bank, K&H Life, K&H General Insurance (Hungary); Kredyt Bank, Warta and Warta Life (Poland); and NLB Bank and NLB Life (Slovenia).

About ABN AMRO

Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 975.1 bln (as at 31 March 2006). It has over 3,500 branches in more than 60 countries and territories, and has a staff of about 105,000 full-time equivalents worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange.

KBC Group NV
2 Havenlaan – BE-1080 Brussels
Viviane Huybrecht:
Head of Group Communication and Press
Office/Spokesperson
Tel.: +32 (0)2 429 85 45

Press Office
Tel.: +32 (0)2 429 65 01
Fax: +32 (0)2 429 81 60
E-mail:pressofficekbc@kbc.be

ABN AMRO Investor Relations
Tel.: +31 (0) 20 6287835
E-mail: investorrelations@nl.abnamro.com

ABN AMRO Press Office
Tel.: +31 (0) 20 6288900
Email: pressrelations@nl.abnamro.com

The KBC press releases are available on www.kbc.com.	2/2

Item 3

Amsterdam/Milan, 12 June 2006

ABN AMRO to acquire additional 3.86% in Banco ABN AMRO Real from Banca Intesa

ABN AMRO and Banca Intesa announce today that Banca Intesa has exercised its right to sell to ABN AMRO half of its existing 7.72% holding in Banco ABN AMRO Real capital and that ABN AMRO, having the right to pay Banca Intesa in cash or shares, opted for the cash payment.

Banca Intesa will receive approximately 224 million euro making a capital gain of approximately 35 million euro in its second-quarter 2006 consolidated statement of income.

Banca Intesa acquired an 11.58% holding in Banco ABN AMRO Real in 2003 in partial consideration for that year’s sale of its 94.57% stake in Banco Sudameris Brasil to Banco ABN AMRO Real. In relation to that transaction, Banca Intesa obtained the right to sell one third of its position in Banco ABN AMRO Real to ABN AMRO in June 2005, a further one third in June 2006 and the remainder in June 2007. In June 2005, Banca Intesa had exercised its put option on one third of its existing 11.58% shareholding.
ABN AMRO holds a call option exercisable at any time which conveys the right to acquire the Banco ABN AMRO Real shares owned by Banca Intesa. In any case, ABN AMRO has the option to pay Banca Intesa either in cash or shares.

ABN AMRO press contacts:
+31 20 6288900

ABN AMRO investor relations:
+31 20 6287835

Banca Intesa press contacts:
+39 02 8796 3531

Banca Intesa investor relations:
+39 02 87943180